(ROYAL GROUP TECHNOLOGIES LOGO)

SECOND QUARTER REPORT

ENDED MARCH 31, 2004


MESSAGE TO SHAREHOLDERS

In our second quarter, we continued to make progress with implementation of strategies to turnaround Royal Group. However, our progress with these initiatives was mollified by further escalation of material costs, the continuing effect of exchange rates and excess capacity.

During the second quarter, we generated growth in sales dollars over the same quarter last year, as well as sequential growth in sales dollars from the first quarter of the current fiscal year. On a unit basis, we were able to achieve sales growth of 13% over the previous year, reflecting our focus on sales and marketing activities.

STRATEGIC FOCUS

In our 2003 Annual Report, we stated that we were reshaping Royal's strategic focus, increasingly focusing on our core home improvement product businesses, being custom profiles and exterior cladding, as well as certain niches in consumer and construction products, such as outdoor products and pipe fittings. Our sales results for the first six months of fiscal 2004 are reflective of our strategic focus.

Our year to date sales results also evidence the areas of our business that we are de-emphasizing. As you know, we exited some unprofitable retail window covering programs last August. We have also backed away from some unprofitable segments of our molded seasonal home furnishings business, but have aggressively pursued healthier indoor storage product opportunities.

During our second quarter, we improved product mix over the previous year, which helped us to attain a higher level of profitability than in the previous year. We continue to be focused on generating the right kind of sales growth, not just growth for growth's sake.

To facilitate growth of desirable sales, we are spending more time mobilizing our custom profile salesforce and providing them with the tools and products they require to become more successful. In late February, we held Royal's first custom profile sales conference. The theme of the conference was "the dawn of a new era". Our sales reps from across North America attended to learn about complementary Royal products they can sell to our window profile customers, such as columns and fencing, decking and railing products. This sales conference has served to accelerate our cross-selling initiative, which is a strategic cornerstone of our goal for optimal product mix.

CONFRONTING CHALLENGES

Escalating raw material costs continue to impact Royal's profitability. At the outset of this year, we believed that PVC resin costs would average approximately the same level in 2004 as they did in 2003. However, we now believe that PVC resin costs will be higher on average in 2004, as a result of tight market conditions and escalating energy costs. We are still of the belief that PVC resin costs will fall during the latter part of the year, reflecting its normal seasonal pattern and capacity additions in both North America and Asia.

In response to this issue, we have increased prices for some finished products and are currently assessing opportunities for price increases for additional products. In addition, we continue to pursue material formulation improvements to help soften the impact of rising costs.

As you have seen over the past few quarters, we are working at reducing inventory levels. Through improved coordination of manufacturing operations within the Group we continue to excel at customer service, but we are employing less capital. With our extensive network of manufacturing plants across North America and our service-oriented employees, we fully intend to remain a leader with respect to customer service.

IMPROVING GOVERNANCE

The forensic audit conducted by Kroll Linquest Avey of transactions between Royal and a St. Kitts Resort development is now complete, with certain details disclosed in the attached Management's Discussion and Analysis and in our press release dated April 29, 2004. While the Kroll forensic audit was time consuming, costly and distracting, we have learned from it. Our systems and procedures pertaining to related party transactions are now stronger.

Royal's corporate governance practices have been significantly enhanced since the beginning of this fiscal year. We have added two new independent directors to the board, such that we now have a majority of independent directors. We have separated the Chairman's role from the role of the C.E.O., and have established a lead director position to represent the independent directors' interests in the establishment of agendas for board meetings and otherwise. Our audit committee, compensation committee and nomination and governance committee are each comprised entirely of independent directors.

These are just some of the enhancements that have been made since the outset of the year. For additional particulars, I invite you to peruse the corporate governance area of the investor relations section of the Company's web site, www.royalgrouptech.com.

OUTLOOK

As I have said repeatedly over the past year, we believe that the financial impact of strategies being implemented to turnaround Royal Group will begin to be noticeable in the third and fourth quarters of this fiscal year.



/s/ Douglas Dunsmuir

Douglas Dunsmuir
President and Chief Executive Officer
May 26, 2004

CONSOLIDATED BALANCE SHEETS
(in thousands of Canadian dollars)

                                                  MAR. 31/04       Sept. 30/03       Mar. 31/03
                                                 -----------       -----------       -----------
                                                 (UNAUDITED)        (audited)        (unaudited)
ASSETS

Current assets:
   Cash                                          $    89,878       $        --       $        --
   Accounts receivable                               320,276           342,601           349,653
   Inventories                                       445,577           401,619           567,832
   Prepaid expenses                                   15,795            20,498            31,087
                                                 -----------       -----------       -----------
                                                     871,526           764,718           948,572

Future income tax assets (note 5)                     27,900            26,600             7,762
Property, plant and equipment                      1,431,682         1,482,723         1,588,721
Goodwill and other assets                            264,309           256,413           271,403
                                                 -----------       -----------       -----------
                                                 $ 2,595,417       $ 2,530,454       $ 2,816,458
                                                 ===========       ===========       ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Bank indebtedness                             $        --       $   355,080       $   514,511
   Accounts payable and accrued liabilities          249,954           258,592           220,349
   Term debt due within one year                      20,584            21,266            24,830
                                                 -----------       -----------       -----------
                                                     270,538           634,938           759,690

Term debt (note 6)                                   779,025           383,332           424,017
Future income tax liabilities (note 5)               149,580           131,169           128,674
Minority interest                                     14,891            15,603            15,100

Shareholders' equity:
   Capital stock                                     633,609           632,711           632,711
   Contributed surplus                                   115                74                --
   Retained earnings                                 855,071           841,930           921,599
   Currency translation adjustments                 (107,412)         (109,303)          (65,333)
                                                 -----------       -----------       -----------
                                                   1,381,383         1,365,412         1,488,977
                                                 -----------       -----------       -----------
                                                 $ 2,595,417       $ 2,530,454       $ 2,816,458
                                                 ===========       ===========       ===========

See accompanying notes to consolidated financial statements.


On behalf of the Board:



/s/ Douglas Dunsmuir                            /s/ Ron Goegan

Douglas Dunsmuir                                Ron Goegan
Director, President                             Director, Senior V.P. and C.F.O.
and Chief Executive Officer

CONSOLIDATED STATEMENTS OF EARNINGS
(in thousands of Canadian dollars, except per share amounts)

                                                         3 MONTHS       3 months        6 MONTHS       6 months
                                                            ENDED          ended           ENDED          ended
                                                       MAR. 31/04     Mar. 31/03      MAR. 31/04     Mar. 31/03
                                                      -----------    -----------     -----------    -----------
                                                      (UNAUDITED)    (unaudited)     (UNAUDITED)    (unaudited)


Net sales                                               $421,105       $412,283        $835,487       $833,595

Cost of sales and operating expenses                     364,904        364,665         713,919        718,158
                                                        --------       --------        --------       --------

Earnings before the undernoted                            56,201         47,618         121,568        115,437

Amortization charges                                      32,448         32,310          63,685         64,273
Interest and financing charges                            10,916         12,502          22,237         25,644
                                                        --------       --------        --------       --------

Earnings before income taxes and minority interest        12,837          2,806          35,646         25,520

Income tax expense (recovery) (note 5)                     3,329         (2,396)         23,166          4,102
                                                        --------       --------        --------       --------

Earnings before minority interest                          9,508          5,202          12,480         21,418

Minority interest                                            (93)           319             661             40
                                                        --------       --------        --------       --------

Net earnings                                            $  9,415       $  5,521        $ 13,141       $ 21,458
                                                        ========       ========        ========       ========
Earnings per share (note 4):
   Basic                                                $   0.10       $   0.06        $   0.14       $   0.23
   Diluted                                              $   0.10       $   0.06        $   0.14       $   0.23
                                                        ========       ========        ========       ========

See accompanying notes to consolidated financial statements.




CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(in thousands of Canadian dollars)

                                                          3 MONTHS       3 months        6 MONTHS       6 months
                                                             ENDED          ended           ENDED          ended
                                                        MAR. 31/04     Mar. 31/03      MAR. 31/04     Mar. 31/03
                                                       -----------    -----------     -----------    -----------
                                                       (UNAUDITED)    (unaudited)     (UNAUDITED)    (unaudited)

Retained earnings, beginning of period                   $845,656       $916,078        $841,930       $900,141

Net earnings                                                9,415          5,521          13,141         21,458
                                                         --------       --------        --------       --------
Retained earnings, end of period                         $855,071       $921,599        $855,071       $921,599
                                                         ========       ========        ========       ========


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of Canadian dollars)


                                                                     3 MONTHS          3 months          6 MONTHS          6 months
                                                                        ENDED             ended             ENDED             ended
                                                                   MAR. 31/04        Mar. 31/03        MAR. 31/04        Mar. 31/03
                                                                  -----------       -----------       -----------       -----------
                                                                  (UNAUDITED)       (unaudited)       (UNAUDITED)       (unaudited)
                                                                                       (note 2)                            (note 2)
Cash provided by (used in):

Operating activities:
   Earnings before minority interest                               $   9,508         $   5,202         $  12,480         $  21,418
   Items not affecting cash                                           31,001            22,947            91,777            60,924
   Change in non-cash working capital                                (37,379)          (41,888)          (27,370)          (71,968)
                                                                   ---------         ---------         ---------         ---------
                                                                       3,130           (13,739)           76,887            10,374

Financing activities:
   (Decrease) increase in termed bank debt (note 6)                  (70,000)               --           430,000                --
   Repayment of term debt (note 6)                                   (22,706)             (549)          (26,945)          (79,751)
   Proceeds from issuance of shares under stock option plan               --                --               898                14
                                                                   ---------         ---------         ---------         ---------
                                                                     (92,706)             (549)          403,953           (79,737)

Investing activities:
   Acquisition of property, plant and equipment                      (21,913)          (24,818)          (37,965)          (50,509)
   Acquisition of non-cash net assets of businesses                       --            (4,134)               --            (4,134)
   Change in investments                                              (3,514)               --            (3,514)               --
   Change in minority interest                                            --            (3,313)               --            (3,964)
   Proceeds from the sale of non-strategic assets                      6,291                --             6,291                --
   Change in other assets                                                (69)              680               (69)           (2,107)
                                                                   ---------         ---------         ---------         ---------
                                                                     (19,205)          (31,585)          (35,257)          (60,714)

Effect of foreign exchange rate changes on cash                           80              (738)             (625)             (649)
                                                                   ---------         ---------         ---------         ---------
Increase (decrease) in cash during the period                       (108,701)          (46,611)          444,958          (130,726)

Cash (bank indebtedness), beginning of period                        198,579          (467,900)         (355,080)         (383,785)
                                                                   ---------         ---------         ---------         ---------
Cash (bank indebtedness), end of period                            $  89,878         $(514,511)        $  89,878         $(514,511)
                                                                   =========         =========         =========         =========

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of Canadian dollars)


1. CONSOLIDATED FINANCIAL STATEMENTS

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles, and include the accounts of Royal Group Technologies Limited, its subsidiaries and its proportionate share of its joint ventures.

     In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at March 31, 2004 and the results of operations and cash flows for the three month and six month periods ended March 31, 2004.


     Currently the Company operates predominantly in the seasonal North American renovation and new construction markets. As such, sales, net earnings and cash flow have historically been significantly different on a by-quarter basis as compared to an annualized amount or rate.

2. CHANGE IN ACCOUNTING POLICIES

The Company's accounting principles remain unchanged from the most recent fiscal year ended September 30, 2003. For details, please refer to note 1 on page 30 of the Company's 2003 Annual Report.

     Certain figures for the three months and six months ended March 31, 2003 have been reclassified to conform with the financial statement presentation adopted in fiscal 2004.

3. SEGMENT REPORTING DATA


                                                     Products                           Support
                                                      Segment       Eliminations        Segment       Eliminations      Consolidated
                                                    ----------      ------------      ----------      ------------      ------------
For the 3 months ended March 31, 2004
Net sales                                           $  394,202        $  (4,954)      $  161,508        $(129,651)        $  421,105
Operating margin                                        23,552                            32,649                              56,201
Amortization charges                                    23,280                             9,168                              32,448
Acquisition of property, plant and equipment
   and goodwill                                         18,045                             3,868                              21,913
Property, plant and equipment                          707,871                           723,811                           1,431,682
Goodwill                                               181,641                            35,635                             217,276
Total assets                                         1,600,130                           995,287                           2,595,417

For the 6 months ended March 31, 2004
Net sales                                           $  812,230        $ (17,490)      $  302,343        $(261,596)        $  835,487
Operating margin                                        62,228                            59,340                             121,568
Amortization charges                                    45,773                            17,912                              63,685
Acquisition of property, plant and equipment
   and goodwill                                         32,772                             5,193                              37,965
Property, plant and equipment                          707,871                           723,811                           1,431,682
Goodwill                                               181,641                            35,635                             217,276
Total assets                                         1,600,130                           995,287                           2,595,417

For the 3 months ended March 31, 2003
Net sales                                           $  389,799        $  (3,395)      $  148,904        $(123,025)        $  412,283
Operating margin                                        16,668                            30,950                              47,618
Amortization charges                                    22,876                             9,434                              32,310
Acquisition of property, plant and equipment
   and goodwill                                         13,876                            10,942                              24,818
Property, plant and equipment                          807,989                           780,732                           1,588,721
Goodwill                                               186,812                            35,695                             222,507
Total assets                                         1,761,669                         1,054,789                           2,816,458

For the 6 months ended March 31, 2003
Net sales                                           $  808,061        $ (13,993)      $  281,954        $(242,427)        $  833,595
Operating margin                                        52,354                            63,083                             115,437
Amortization charges                                    46,578                            17,695                              64,273
Acquisition of property, plant and equipment
   and goodwill                                         31,302                            19,207                              50,509
Property, plant and equipment                          807,989                           780,732                           1,588,721
Goodwill                                               186,812                            35,695                             222,507
Total assets                                         1,761,669                         1,054,789                           2,816,458


Net sales by geographic region for the 3 months ended March 31, 2004 were 59% to the US (2003 - 65%), 30% to Canada (2003 - 27%) and 11% to foreign markets (2003
- 8%) and for the 6 months ended March 31, 2004 were 59% to the US (2003 - 64%), 32% to Canada (2003 - 28%) and 9% to foreign markets (2003 - 8%).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of Canadian dollars)

4. EARNINGS PER SHARE

Basic and diluted earnings per share have been calculated using the weighted average and maximum dilutive number of shares outstanding for the three month period of 93,345,781 (2003 -93,220,617) and 93,345,781 (2003 - 93,269,201) and
for the six month period of 93,324,900 (2003 - 93,219,331) and 93,324,900 (2003
-93,427,597) respectively. As at March 31, 2004, the Company had outstanding 15,935,444 multiple voting shares, 77,410,726 subordinate voting shares, and 7,902,414 options to acquire subordinate voting shares under the Company's employee stock option plan.

5. INCOME TAXES

In November 2003, the Ontario government repealed the previously enacted provincial income tax rate reductions. In accordance with the Company's accounting policy for income taxes, future income tax assets and liabilities were revalued utilizing the substantively enacted rate of 34.12%. The revaluation resulted in a $13,000 charge to income tax expense in the first quarter of fiscal 2004.

6. BANK INDEBTEDNESS AND TERM DEBT

In October 2003, the Company converted its debt drawn under the unsecured bank credit facility to a non-revolving, non-amortizing term loan in the amount of $500,000. The costs of borrowings under the term-out remain unchanged from the previous amounts drawn on the revolving facility. During the second quarter, the Company prepaid its non-revolving, non-amortizing term loan by $70,000, such that $430,000 is repayable on the maturity date of April 28, 2005. Additionally, the Company purchased for cancellation $22,500 of its medium term notes outstanding, bringing the year to date purchases for cancellation to $26,500.

7. CHANGE IN YEAR END

The Company has changed its fiscal year end from September 30 to December 31. The transition year shall consist of a fifteen month period, commencing October 1, 2003 and concluding on December 31, 2004.

8. RELATED PARTY TRANSACTIONS

During the quarter, related party transactions to companies related to the controlling shareholder totaled $341, bringing the year to date amount to $496. The transactions were in the normal course of the Company's business relating to products typically manufactured by it and sold at prices and terms consistent with those to third party customers.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED MARCH 31, 2004, AS COMPARED TO THE QUARTER ENDED MARCH 31, 2003

OVERVIEW

Royal Group Technologies Limited ("the Group") is substantially engaged in the manufacture and distribution of polymer-based home improvement, consumer and construction products for sale primarily in the North American renovation, remodeling and new construction industries. The Group is a vertically integrated, innovative, technology-based growth company and strives to be a low cost producer within its industry.

     Currently the Group operates predominantly in the seasonal North American renovation and new construction markets. As such, sales, net earnings and cash flow have historically been significantly different on a by-quarter basis as compared to an annualized amount or rate.

NON-GAAP FINANCIAL MEASURES

For the purposes of the following discussion the terms "EBITDA" (earnings before interest, tax, depreciation, amortization and minority interest) and "operating margin" are used interchangeably (being earnings before the undernoted as reported within the body of our financial statements). EBITDA is not a recognized measure under Canadian generally accepted accounting principles
(GAAP). Management believes that in addition to net earnings, EBITDA is a useful supplementary measure as it provides investors with an indication of cash available for distribution prior to debt service, capital expenditures, income taxes and minority interest. Investors should be cautioned, however, that EBITDA should not be construed as an alternative to (i) net earnings determined in accordance with GAAP as an indicator of the Group's performance or (ii) cash flow from operating, investing and financing activities as a measure of liquidity and cash flow. The Group's method of calculating EBITDA may differ from other companies and, accordingly, the Group's EBITDA may not be comparable to measures used by other companies. Free cash flow (earnings before minority interest adjusted for items not affecting cash, changes in non-cash working capital items, less acquisition of property, plant and equipment and change in investments) is not a recognized measure under Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other issuers. Management believes free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and to reinvest in our company. Net funded debt to total capitalization ratio is not a recognized measure under Canadian GAAP. The chart on the next page provides a calculation of free cash flow and net funded debt to total capitalization:

MANAGEMENT'S DISCUSSION AND ANALYSIS

                                                  3 MONTHS       3 months       6 MONTHS       6 months
                                                     ENDED          ended          ENDED          ended
(in thousands of Canadian dollars)              MAR. 31/04     Mar. 31/03     MAR. 31/04     Mar. 31/03
----------------------------------              ----------     ----------     ----------     ----------
Earnings before minority interest                 $  9,508       $  5,202       $ 12,480       $ 21,418
Items not affecting cash                            31,001         22,947         91,777         60,924
Change in non-cash working capital                 (37,379)       (41,888)       (27,370)       (71,968)
Acquisition of property, plant and equipment       (21,913)       (24,818)       (37,965)       (50,509)
Change in investments                               (3,514)            --         (3,514)            --
                                                  --------       --------       --------       --------
Free cash flow (use)                              $(22,297)      $(38,557)      $ 35,408       $(40,135)
                                                  ========       ========       ========       ========


(in thousands of Canadian dollars)                          MAR. 31/04       Sept. 30/03       Mar. 31/03
----------------------------------                          ----------       -----------       ----------
Bank indebtedness                                           $       --        $  355,080       $  514,511
Long-term debt (including portion due within one year)         799,609           404,598          448,847
Cash                                                           (89,878)               --               --
                                                            ----------        ----------       ----------
Net funded debt                                                709,731           759,678          963,358
Minority interest                                               14,891            15,603           15,100
Shareholder's equity                                         1,381,383         1,365,412        1,488,977
                                                            ----------        ----------       ----------
Total capitalization                                        $2,106,005        $2,140,693       $2,467,435
                                                            ==========        ==========       ==========
Net funded debt to total capitalization                          33.7%             35.5%            39.0%
                                                            ==========        ==========       ==========

RESULTS FROM OPERATIONS

The following discussion has been prepared by management and is a review of the Group's operating results and financial position for the three and six month periods ended March 31, 2004 and is based upon accounting principles generally accepted in Canada. All amounts are in Canadian dollars unless specified otherwise. This discussion and analysis of the Group's operations have been derived from and should be read in conjunction with the accompanying unaudited interim consolidated financial statements for the three month and six month periods ended March 31, 2004 and the audited consolidated financial statements for the year ended September 30, 2003, which are both prepared in accordance with Canadian GAAP.

     Net sales for the second quarter increased to $421 million, from $412 million in the previous year. Products Segment sales were $389 million for the quarter as compared to $386 million in the previous year. Custom Profiles sales grew organically by 7%, reflecting strong economic conditions, increased sales and marketing initiatives and increased sales in our Polish and Chinese operations. Exterior Claddings sales grew organically 2%. Home Furnishings, which includes window coverings and housewares, declined 18%, reflecting our exit from certain of our window coverings businesses in the prior year and a tough consumer products market. Outdoor Products/RBS, which includes fencing, decking, railings, patio furniture, sheds and Royal Building Systems, decreased 3%, however we continue to experience increased penetration of our Outdoor Products into this rapidly expanding segment, particularly into the USA. Pipe/Fittings/Other Construction, which includes commercial doors, increased 10%, reflecting continued strong construction activity as well as progress in our fittings market penetration.

     Support Segment sales for the quarter, before eliminations for sales to the Products Segment, increased to $162 million, from $149 million in the previous year. Sales in the Support Segment are largely eliminated on consolidation due to the nature of the Group's vertical integration. Sales of Materials grew 1%. The increase in material requirements due to the Products Segment's growth were offset by production difficulties and shortfalls in our resin facilities during the quarter, which resulted in the temporary need to source additional resin from third party suppliers. Sales in Machinery & Tooling increased 72% to $32 million from $19 million in the previous year, as a result of the completion of a significant third party project, which had been in progress for the past year. Sales in the Services category decreased 10% to $19 million, consistent with our quarterly average over the past several quarters.

     During the quarter, sales to non-Canadian customers including foreign based sales and exports from Canadian operations decreased to $294 million or 70% of total sales as compared to $301 million or 73% for the prior year. The change in non-Canadian sales was due to the impact of foreign exchange, reflecting a lower exchange rate at which US denominated sales were converted into Canadian dollars, offset by the completion of the significant third party project in our Italian plant during the current quarter.

     The Group's overall EBITDA for the quarter ended March 31, 2004 increased to $56.2 million, from $47.6 million last year. EBITDA as a percentage of sales was 13.3% compared to 11.5% last year. The increase in EBITDA was due to the continuing recovery of our Window Coverings business, particularly as compared to a year ago, improving results in our foreign operations and in our pipe fitting business and increased volumes in our home improvement products, offset by the adverse effect of the foreign exchange movement in the Canadian dollar against the US dollar and the $2.1 million in costs incurred relating to the Ontario Securities Commission investigation.

     Raw material costs decreased to 45.6% of sales from 46.9% last year. The improvement from last year is due to the exit of nonprofitable resale items in our Window Coverings business, a shift in product mix towards Custom Profiles growth and increased sales in fittings, where our material costs are lower. These factors are offset by higher raw material costs incurred during the quarter, production difficulties in our resin plant, resulting in a need to source additional resin from third party suppliers, and the negative impact on our margins of sales of certain inventories which were written down to net realizable value in fiscal 2003 that recover only costs rather than include any profits. The Group expects margins over the next several quarters to be negatively impacted by the sale of inventories written down to net realizable value in fiscal 2003. Labor costs are 14.9% for the quarter and the previous year. The Group anticipates that raw material costs (PVC resin costs in particular) will be higher on average in 2004 as a result of tighter market conditions and escalating energy costs but expects PVC resin costs will fall during the latter part of fiscal 2004, reflecting normal seasonal patterns and capacity additions in North America and Asia.

MANAGEMENT'S DISCUSSION AND ANALYSIS

     Other manufacturing costs decreased slightly as a percentage of sales to 12.7% as compared to 12.8% last year. Gains experienced through improved efficiencies and capacity utilization improvements are offset by lower absorption of costs into goods manufactured due to our continuing focus on restraining inventory levels as well as the costs associated with the takeouts of certain existing capacities, which are being fully expensed. As the Group continues to review existing operations and capacities, maintains tight controls over capital expenditures, implements best practices in operations and increases sales volumes, it is expected that there will be an improvement in our fixed cost absorption, thus lowering other manufacturing costs as a percentage of sales. Selling and distribution costs decreased to 13.7% of sales as compared to 13.9% last year. We have leveled off our use of funds for sales and marketing activities as we focus more on cross-selling and related initiatives with our core products and existing channels. General and administration costs as a percent of sales decreased from 7.8% to 7.5% as we continue to monitor our overhead costs.

     Products Segment EBITDA, for the quarter ended March 31, 2004 increased to $23.6 million as compared to $16.7 million last year. EBITDA as a percentage of sales increased to 6.0% from 4.3% last year. The increase reflects the continuing recovery of our window coverings business, improving results from our foreign operations and in our pipe fittings business, increased volumes in our home improvement products, offset by higher raw material costs and the adverse effect of the foreign exchange movement in the Canadian dollar against the US dollar.

     Support Segment EBITDA for the quarter ended March 31, 2004, increased to $32.6 million as compared to $31.0 million last year. EBITDA as a percentage of sales decreased slightly to 20.2% from 20.8% last year. The contribution from the increased sales in our Machinery and Tooling operations was more than offset with the costs associated with the Ontario Securities Commission investigation incurred in the quarter.

     Amortization expense for the quarter was $32.4 million compared to $32.3 million in the prior year. Amortization expense is anticipated to level off, reflecting our restraint on capital expenditures over the last several quarters as we continue to focus on increasing our utilization of our existing manufacturing assets. Capital expenditures for the quarter were $21.9 million and are expected to remain below our quarterly amortization charges for the next several quarters. In the Products Segment, amortization as a percentage of sales was 5.9% for the quarter and the previous year. In the Support Segment, amortization as a percentage of sales was 5.7% for the quarter as compared to 6.3% for the prior year. Interest and financing charges decreased from $12.5 million to $10.9 million, due to a lower level of funded debt as compared to the same quarter last year, partially offset by the effect of the negative carry on the reinvestment rates on our deposit position as compared to that charged on our drawn bank lines. All interest costs were expensed in the current quarter, whereas $0.7 million was capitalized to assets under construction during the same quarter last year. Approximately $1.4 million in costs associated with certain business amalgamations were incurred during the quarter and it is expected that an additional $1.0 million will be incurred in the next quarter relating to identified business combinations, severances and lease terminations.

     The income tax rate for the quarter was 26%. This is slightly lower than the percentage expected for the full year as a result of the amount of the permanent differences which have a more pronounced effect in quarters with lower pre-tax earnings. Excluding the effect of the $13 million non-cash charge to future income tax expense recorded in the first quarter, the Group's overall effective tax rate for fiscal 2004 is expected to be between 28% to 30%. In the second quarter of the prior year, the Group recorded a net income tax recovery of $2.4 million.

     Net earnings during the quarter increased to $9.4 million from $5.5 million last year. On a diluted basis, earnings per share for the period was $0.10 as compared to $0.06 for the same period in the prior year. The average number of shares outstanding for the quarter on a diluted basis was 93.3 million.

     As previously reported, the Company established a special committee in late December 2003 as a result of the Company being advised that the Ontario Securities Commission was conducting a regulatory investigation of the Company. The special committee was asked by the board of directors to conduct an independent inquiry into the principal subject matter of the investigation - being the transactions between the Company and the St. Kitts resort development project. The St. Kitts project is controlled by the Company's majority shareholder and its investors include another significant shareholder of the Company and the Company's Chief Executive Officer. The special committee consisted solely of independent directors who retained independent legal counsel who retained forensic auditors to assist in the inquiry. The forensic auditors investigated the transactions between the Company and the St. Kitts project and concluded that it found no evidence of conduct or actions calculated to improperly shift costs to the Company from the project. It also found no evidence of any pattern of deliberate non-billing or under billing of costs by the Company to the project. The forensic auditors did point out that certain conduct, such as collusion with a supplier to invoice the Company for costs related to the St. Kitts project, is difficult to uncover without specific focus or allegations. Based on all information, including in particular, the results of the forensic auditors' investigation, the special committee recommended that no further investigative actions be taken as of April 21, 2004. Notwithstanding the foregoing, the Commission has advised the Company that the RCMP continues its previously announced investigation and that the investigation may produce results which are material to the Company, most specifically in relation to its past financial disclosure and certain trading. Accordingly, the Commission retains an investigative interest in the St. Kitts project. The Commission has also indicated, as the Company has previously disclosed, that it is investigating the Company with respect to disclosure records, financial affairs and trading in the shares of the Company. The Company believes such matters are not material, and that it has not breached any statutory requirements or offended any public interest concerns in respect of such matters. Additional details are disclosed in the Company's press release of April 29, 2004. The Company currently believes that the approximate $2.1 million in costs incurred [to date] in connection with the investigations represents the bulk of the expenses to be incurred in that connection. However, the Company has no control over the investigation process and accordingly cannot predict the amount of any additional costs that may be incurred in the future.

LIQUIDITY AND CAPITAL RESOURCES

During the quarter, the Group recorded a free cash flow use of $22.3 million as compared to a use in the prior year of $38.6 million. The Group's focus on restraining capital expenditures and working capital investment will continue to positively affect free cash flow, contain invested capital and ultimately lead to improved returns. Working capital was $601 million at March 31, 2004 compared to $130 million at September 30, 2003 and $189 million at March 31, 2003. The increase at March 31, 2004 is due largely to the reclassification of the $430 million drawn under the bank credit facility to long-term debt, as this is now a non-revolving, non-amortizing term loan repayable on April 28, 2005.

     Due to our continuing efforts and focus on monitoring collections, days receivable outstanding has improved to 61 days from 70 days last year. Days inventory outstanding has also improved to 112 days from last year's 154 days. Inventory levels, comparing amounts after the write-downs recorded in fiscal 2003, have declined in both dollar terms and unit levels as we continue to focus on further inventory containment. In addition, difficulties in our resin facility during the quarter resulted in lower material inventory levels in our Support Segment than is typically the case. Second quarter capital expenditures were $21.9 million compared to the prior year's $24.8 million. For the second quarter of fiscal 2004, $18 million was incurred primarily for tooling and equipment to be used in the Products Segment, and $3.9 million for additional capacities in the Support Segment, principally for our Materials plants, and primarily for the completion of our new acrylics plant at our chemical facility. Proceeds from the disposal of certain non-strategic real estate assets in the second quarter were $6.3 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS

     At March 31, 2004, $430 million was drawn on the bank credit facility. As noted above, the amount drawn on the bank credit facility was converted to a non-revolving, non-amortizing term loan repayable on April 28, 2005. The net funded debt to total capitalization ratio at March 31, 2004 was 33.7%, compared to 35.5% at September 30, 2003 and 39.0% at March 31, 2003. Our term debt rating from DBRS remains at BBB (high), being recently removed from Under Review, while our term debt rating from S&P is BBB, under Credit Watch with negative implications. Management believes that until April 28, 2005 the Group's anticipated operating cash flow and available credit under its existing financing arrangements are sufficient to meet its working capital and capital spending requirements, as well as debt service requirements, including the seasonal nature of the Group's operation. The Company intends to arrange for new debt facilities prior to April 28, 2005 in order to satisfy its long term financing requirements.

RISKS AND UNCERTAINTIES

The Group operates in many markets each of which involves various risks, uncertainties and other factors affecting the Group specifically, its industry or the markets generally. The Group's future performance, achievements and financial results could be affected by these factors, which in some cases have affected, and which in the future could affect, the Group's actual results and could cause the Group's actual results for fiscal 2004 and beyond to differ materially from those expressed in any forward-looking statements made by or on behalf of the Group. These risks and uncertainties include fluctuations in the level of renovation, remodeling and construction activity; changes in the Group's product costs and pricing; an inability to achieve or delays in achieving savings related to cost reductions or revenues related to sales price increases; the sufficiency of restructuring activities, including the potential for higher actual costs to be incurred in connection with restructuring activities compared to the estimated costs of such actions; the ability to recruit and retain qualified employees; the level of the Group's outstanding debt and current debt ratings; the ability to meet the financial covenants in the Group's credit facilities; changes in the Group's product mix; the growth rate of the markets in which the Group's products are sold; market acceptance and demand for the Group's products; changes in availability or prices for raw materials; pricing pressures resulting from competition; difficulty in developing and introducing new products; failure to penetrate new markets effectively; the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political, economic and regulatory risks; difficulty in preserving proprietary technology; adverse resolution of litigation, investigations, administrative and regulatory matters, intellectual property disputes and similar matters; and changes in environmental regulation and currency risk exposure. Certain of these risks and uncertainties are described in more detail below:

o The Group's business is substantially related to the North American renovation, remodeling and construction markets, both residential and industrial/commercial. Therefore, the demand for the products manufactured and distributed by the Group is affected by changes in the general state of the North American economy, including renovation and remodeling, new housing starts and the level of construction activity in general.

o The price and availability of raw materials, and in particular PVC resin, represents a substantial portion of the cost of manufacturing the Group's products. Historically, there have been fluctuations in these raw materials' prices and in some instances price movements have been volatile and affected by circumstances beyond the Group's control. There can be no assurance that the Group can pass on increases from normal market fluctuations in the price of PVC resin and other raw materials to its customers through increases in selling price, or otherwise absorb such costs increases without significantly affecting its margins. In addition, the Group has occasionally found certain raw materials to be in short supply. The Group could experience materially adverse circumstances if the availability of either PVC or VCM became restricted due to market conditions, or issues particular to the Company.

o As previously reported, the Company established a special committee in late December 2003 as a result of the Company being advised that the Ontario Securities Commission was conducting a regulatory investigation of the Company. The special committee was asked by the board of directors to conduct an independent inquiry into the principal subject matter of the investigation - being the transactions between the Company and the St. Kitts resort development project. The St. Kitts project is controlled by the Company's majority shareholder and its investors include another significant shareholder of the Company and the Company's Chief Executive Officer. The special committee consisted solely of independent directors who retained independent legal counsel who retained forensic auditors to assist in the inquiry. The forensic auditors investigated the transactions between the Company and the St. Kitts project and concluded that it found no evidence of conduct or actions calculated to improperly shift costs to the Company from the project. It also found no evidence of any pattern of deliberate non-billing or under billing of costs by the Company to the project. The forensic auditors did point out that certain conduct, such as collusion with a supplier to invoice the Company for costs related to the St. Kitts project, is difficult to uncover without specific focus or allegations. Based on all information, including in particular, the results of the forensic auditors' investigation, the special committee recommended that no further investigative actions be taken as of April 21, 2004. Notwithstanding the foregoing, the Commission has advised the Company that the RCMP continues its previously announced investigation and that the investigation may produce results which are material to the Company, most specifically in relation to its past financial disclosure and certain trading. Accordingly, the Commission retains an investigative interest in the St. Kitts project. The Commission has also indicated, as the Company has previously disclosed, that it is investigating the Company with respect to disclosure records, financial affairs and trading in the shares of the Company. The Company believes such matters are not material, and that it has not breached any statutory requirements or offended any public interest concerns in respect of such matters. Additional details are disclosed in the Company's press release of April 29, 2004. The Company currently believes that the approximate $2.1 million in costs incurred [to date] in connection with the investigations represents the bulk of the expenses to be incurred in that connection. However, the Company has no control over the investigation process and accordingly cannot predict the amount of any additional costs that may be incurred in the future.

o As the Group carries out a significant portion of its activities in foreign markets (including the US), it is exposed to the risk of foreign exchange fluctuations. The Group uses an exchange rate of $1.33 or inversely $0.75 to the US dollar, for planning purposes for fiscal 2004. The Group attempts to minimize risks associated with currency fluctuations through matching of the currency of debt financing and the currency of certain raw material purchases, sales or asset acquisitions. This, however, is not always economically practical and the Group may not be able to offset any or all of its foreign market risks. While the Group has not entered into significant market instruments with respect to foreign exchange hedging in the past, it may, if deemed necessary, do so in a prudent fashion, in the future. The Group does not purchase derivative instruments beyond those needed to hedge foreign currency requirements.

o The Group faces a high level of competition in most product categories and geographic regions. Low cost foreign competitors continue to be a threat to the Group's cost structure, particularly in its consumer product lines. The Group attempts to minimize risks associated with this by striving to reduce costs when feasible and/or offer enhanced customer services. In addition, the Group may compete in some product categories and regions with larger, better capitalized companies which may be better positioned to respond to shifts in the marketplace.

CORPORATE DIRECTORY

CORPORATE OFFICE:
Royal Group Technologies Limited
1 Royal Gate Blvd.,
Woodbridge, Ontario
Canada L4L 8Z7
Telephone: (905) 264-0701
Facsimile: (905) 264-0702
Web site: www.royalgrouptech.com

SHARES LISTED ("RYG"):
Toronto Stock Exchange,
New York Stock Exchange

INDEX LISTINGS:
S&P/TSX Composite Index
S&P/TSX 60 Index

TRANSFER AGENTS AND REGISTRARS:
Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Telephone: 1-800-564-6253 or (514) 982-7270
Facsimile: 1-888-453-0330 or (416) 263-9394
E-mail: caregistryinfo@computershare.com

Co-Transfer Agent (U.S.A.)
Computershare Trust Company, Inc.
303 Indiana Street, Suite 800
Golden, Colorado 80401
Telephone: (303) 262-0600
Facsimile: (303) 262-0700

SHAREHOLDER INQUIRIES

Responses to shareholder inquiries as well as information published by the Company for its shareholders and others, including annual reports, quarterly reports and annual information forms may be obtained from:

Investor Relations
Royal Group Technologies Limited
1 Royal Gate Blvd.,
Woodbridge, Ontario L4L 8Z7
Telephone: (905) 264-0701
Facsimile: (905) 264-0702
E-mail: info@royalgrouptech.com
Web site: www.royalgrouptech.com

TRADING DATA

                  High        Low        Close       Volume
                  TSX         TSX         TSX      (in 000's)
                                                    TSX+NYSE
                 ------      ------      ------    ----------
Fiscal 2004
Q2               $17.40      $11.99      $14.38      25,895
Q1                12.70        8.60       12.30      26,710

Fiscal 2003
Q4               $12.71      $ 9.51      $12.10      20,083
Q3                10.69        6.60        9.63      33,877
Q2                16.79        6.57        6.85      30,163
Q1                17.50       13.02       15.21      19,095


DEBT RATINGS

Rating Agency            Medium Term Notes
-------------            -----------------
DBRS                     BBB (high)

S&P                      BBB


FORWARD LOOKING STATEMENTS:

The information in this document contains certain forward-looking statements with respect to Royal Group Technologies Limited, its subsidiaries and affiliates. These statements are often, but not always made through the use of words or phrases such as "expect", "should continue", "continue", "believe", "anticipate", "estimate", "contemplate", "target", "plan", "budget", "may", "will", "schedule" and "intend" or similar formulations. By their nature, these forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant, known and unknown, business, economic, competitive and other risks, uncertainties and other factors affecting Royal specifically or its industry generally that could cause actual performance, achievements and financial results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include fluctuations in the level of renovation, remodeling and construction activity; changes in product costs and pricing; an inability to achieve or delays in achieving savings related to the cost reductions or revenues related to sales price increases; the sufficiency of our restructuring activities, including the potential for higher actual costs to be incurred in connection with restructuring activities compared to the estimated costs of such actions; the ability to recruit and retain qualified employees; the level of outstanding debt and our current debt ratings; the ability to meet the financial covenants in our credit facilities; changes in product mix; the growth rate of the markets into which Royal's products are sold; market acceptance and demand for Royal's products; changes in availability or prices for raw materials; pricing pressures resulting from competition; difficulty in developing and introducing new products; failure to penetrate new markets effectively; the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political, economic and regulatory risks; difficulty in preserving proprietary technology; adverse resolution of litigation, investigations, administrative and regulatory matters, intellectual property disputes, and similar matters; changes in environmental regulations; currency risk exposure and other risks described from time to time in publicly filed disclosure documents and securities commission reports of Royal Group Technologies Limited and its subsidiaries and affiliates. In view of these uncertainties we caution readers not to place undue reliance on these forward-looking statements. Statements made in this document are made as of May 26, 2004 and Royal disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.

                        (ROYAL GROUP TECHNOLOGIES LOGO)